Exhibit 99.1

Transcript of Polycom Chairman and CEO Robert C. Hagerty

at July 21, 2009 Company Meeting for Polycom Employees

I want to give you a brief update on the stock option exchange program. Due to SEC communications requirements, I’ll keep my comments brief and fairly close to the slides. I won’t be taking any questions on this one, but I do want to keep you informed.

The Stock Option Exchange Program:

In May, our shareholders approved our proposal to permit Polycom to implement a one-time stock option exchange program. We’re very excited about the program. By approving the proposal, our stockholders show they value the contributions you make to Polycom’s success.

This is good news for people who have options that are “underwater.” The program allows many of you to exchange certain outstanding stock options for Restricted Stock Units.

We’re all working hard on this program right now. That’s all I can share at this time. Stay tuned, and more details will be coming soon.